Exhibit (a)(1)(G)

Subject:	REMINDER – Enphase Energy, Inc. Offer to Exchange Eligible Options for Restricted Stock Units

To:	Eligible Holders

Date:	April 24, 2017

This email is intended to serve as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for Restricted Stock Units dated April 3, 2017 (the “Offering Memorandum”). The Exchange Offer and withdrawal rights will remain open until 4:00 p.m., U.S. Pacific Time, on Monday, May 1, 2017, unless the Exchange Offer is extended (provided, however, that if we have not accepted the tendered Eligible Options, you may also withdraw any such tendered securities at any time after 9:00 p.m. Pacific Time on Friday, May 26, 2017.) The submission of all Election Forms and/or Notice of Withdrawal forms must be made by the deadline noted above, or the Expiration Time if the expiration of the Exchange Offer is extended. We cannot accept late submissions.

If you have any questions about the Offer, you can contact:

Bridget Pedersen

Phone: (707) 763-4784 ext. 7458

E-Mail: optionexchange@enphaseenergy.com

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents which you may access on our website at http://investor.enphase.com/financials.cfm or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offering Memorandum.